UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                          DOVER INVESTMENTS CORPORATION
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                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
                      CLASS B COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                   26015203000
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                                 (CUSIP Number)

                               ERIC VON DER PORTEN
                              LEEWARD CAPITAL, L.P.
                        1139 SAN CARLOS AVENUE, STE. 302
                              SAN CARLOS, CA 94070
                                 (650) 592-2181
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                               SEPTEMBER 23, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box [ ]. Note:
Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 260152103000
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1. NAMES OF REPORTING PERSONS.
                I.R.S. Identification Nos. of above persons (entities only).

                Leeward Capital, L.P.
                94-3259184
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a).  |X|
        (b).  [ ]

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3.     SEC USE ONLY

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4. SOURCE OF FUNDS (SEE INSTRUCTIONS)   WC

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5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
OR 2(E) [ ]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States


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             7.    SOLE VOTING POWER:
                        105,210 shares of Class A Common Stock, $0.01 par value 750 shares of Class B Common Stock, $0.01 par value

Number of    ------------------------------------------------------------------
Shares       8. SHARED VOTING POWER: -
Beneficially
Owned by     ------------------------------------------------------------------
Each         9. SOLE DISPOSITIVE POWER:
Reporting               105,210 shares of Class A Common Stock, $0.01 par value
Persons With            750 shares of Class B Common Stock, $0.01 par value

              ------------------------------------------------------------------
              10. SHARED DISPOSITIVE POWER: -

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                        105,210 of Class A Common Stock
                        750 of Class B Common Stock
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                              [ ]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                        10.5% of Class A Common Stock
                        0.2% of Class B Common Stock

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (See Instructions): OO (Limited Partnership)
--------------------------------------------------------------------------------


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
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CUSIP NO. 260152103000
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1. NAMES OF REPORTING PERSONS.
                I.R.S. Identification Nos. of above persons (entities only).

                Leeward Investments, L.P.
                94-3259183
--------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a).  |X|
        (b).  [ ]

--------------------------------------------------------------------------------

3.     SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS (SEE INSTRUCTIONS)   AF

--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States


--------------------------------------------------------------------------------
             7.    SOLE VOTING POWER:
                        105,210 shares of Class A Common Stock, $0.01 par value 750 shares of Class B Common Stock, $0.01 par value

Number of    ------------------------------------------------------------------
Shares       8. SHARED VOTING POWER: -
Beneficially
Owned by     ------------------------------------------------------------------
Each         9. SOLE DISPOSITIVE POWER:
Reporting               105,210 shares of Class A Common Stock, $0.01 par value
Persons With            750 shares of Class B Common Stock, $0.01 par value

              ------------------------------------------------------------------
              10. SHARED DISPOSITIVE POWER: -

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                        105,210 of Class A Common Stock
                        750 of Class B Common Stock
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                              [ ]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                        10.5% of Class A Common Stock
                        0.2% of Class B Common Stock

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (See Instructions): OO (Limited Liability Company)
--------------------------------------------------------------------------------


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
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CUSIP NO. 260152103000
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1. NAMES OF REPORTING PERSONS.
                I.R.S. Identification Nos. of above persons (entities only).

                Mr. Eric P. Von der Porten
--------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a).  |X|
        (b).  [ ]

--------------------------------------------------------------------------------

3.     SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS (SEE INSTRUCTIONS)   AF

--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States


--------------------------------------------------------------------------------
             7.    SOLE VOTING POWER:
                        105,210 shares of Class A Common Stock, $0.01 par value 750 shares of Class B Common Stock, $0.01 par value

Number of    ------------------------------------------------------------------
Shares       8. SHARED VOTING POWER: -
Beneficially
Owned by     ------------------------------------------------------------------
Each         9. SOLE DISPOSITIVE POWER:
Reporting               105,210 shares of Class A Common Stock, $0.01 par value
Persons With            750 shares of Class B Common Stock, $0.01 par value

              ------------------------------------------------------------------
              10. SHARED DISPOSITIVE POWER: -

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                        105,210 of Class A Common Stock
                        750 of Class B Common Stock
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                              [ ]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                        10.5% of Class A Common Stock
                        0.2% of Class B Common Stock

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (See Instructions): IN
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
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                             INTRODUCTORY STATEMENT

       This Amendment amends and supplements the applicable portions of a
Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 28, 2000, as amended by Schedule 13D/A filed with the SEC on May 19, 2003 (as so amended, the "Prior Schedule 13D"). Capitalized terms used and not defined in this Amendment have the meanings given to them in the Prior Schedule 13D.

ITEM 4.    PURPOSE OF TRANSACTION

       The Filing Persons have entered into a tender agreement with an acquisition subsidiary of The Lawrence Weissberg Revocable Living Trust (the "Trust") in which the Filing Persons have agreed to tender their shares into the tender offer (the "Tender Offer") being commenced by the acquisition subsidiary pursuant to which all Dover stockholders (other than the Trust and others who join the Trust in taking Dover private) will receive $30.50 in cash for each share of Dover that they own, subject to certain terms and conditions. The Filing Persons make no recommendation to any other Dover stockholders as to how such stockholders might respond to the Tender Offer. This Amendment is not intended to constitute a solicitation or recommendation to any other Dover stockholder.

       In light of their decision to enter into the tender agreement and tender their shares into the Tender Offer, the Filing Persons are withdrawing the previously reported offer to acquire Dover, made in May of 2003. However, in the event that the Tender Offer is not consummated, the Filing Persons will remain interested in measures that may enhance the value of Dover Common Stock and intend to continue to consider all alternatives available in connection with their ownership interest in Dover, including, without limitation: making dispositions or further acquisitions of Dover shares, either through the open market or through privately negotiated transactions; extraordinary transactions with respect to Dover, such as a merger, sale, reorganization or liquidation; and other matters that might fall within the categories enumerated in paragraphs
(a) through (j) of Item 4 to Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

       (a) As of September 23, 2004, the Filing Persons beneficially owned under the rules of the Securities and Exchange Commission an aggregate of 105,210 shares of Class A Common Stock and 750 shares of Class B Common Stock, all of which is held in the name of Leeward Capital. Such holdings represent 10.5% and 0.2% of the Class A Common Stock and Class B Common Stock, respectively, based upon 1,006,077 and 310,961 outstanding shares of Class A Common Stock and Class B Common Stock, respectively, as disclosed in Dover's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004, which was filed with the Securities and Exchange Commission on August 12, 2004.

       (b) Leeward Capital, Leeward Investments (as general partner of Leeward Capital), and Mr. Von der Porten (as manager of Leeward Investments) may each be deemed to possess sole voting and dispositive power with respect to the Dover Common Stock held by Leeward Capital.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Reference is made to the tender agreement referred to above in Item 4 and filed as Exhibit 1 to this Amendment, which is incorporated by reference herein.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.       DESCRIPTION
----------        -------------------------------------------------------------
    1.            Agreement by and between Leeward Capital, L.P., Leeward
                  Investments, LLC, Eric Von der Porten and Dover Acquisition
                  Corp. dated as of September 22, 2004

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
SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 23, 2004


LEEWARD CAPITAL, L.P.                                LEEWARD INVESTMENTS, LLC
BY:  LEEWARD INVESTMENTS, LLC, its General Partner

/s/  ERIC P. VON DER PORTEN                          /s/  ERIC P. VON DER PORTEN
--------------------------------------------------   ---------------------------
By:    Eric P. Von der Porten                        By:  Eric P. Von der Porten
Its:   Manager                                       Its: Manager


ERIC P. VON DER PORTEN

/s/  ERIC P. VON DER PORTEN
--------------------------------------------------
By:    Eric P. Von der Porten

                                                                      EXHIBIT 1
                                    AGREEMENT

         THIS AGREEMENT (this "Agreement") is made and entered into as of this 22nd day of September, 2004, by and among Leeward Capital, L.P., a California limited partnership ("LC"), Leeward Investments, LLC, a California limited liability company ("LI"), Eric P. Von der Porten (together with LC and LI, the "Sellers" and, individually, a "Seller"), and Dover Acquisition Corp., a Delaware corporation (the "Purchaser").

1.       The Offer and Acceptance.

         1.1 TENDER OFFER. On the date one day following the date hereof, the Purchaser intends to commence a tender offer to purchase all outstanding shares of common stock (the "Shares") of Dover Investments Corporation, a Delaware corporation ("Dover"), not beneficially owned by the Purchaser or its affiliates or stockholders pursuant an Offer to Purchase (the "Offer to Purchase") and related Letter of Transmittal to be filed with the Securities and Exchange Commission ("SEC") on the day of such commencement as exhibits to a Schedule TO and subsequently mailed to the stockholders of Dover (as the same might be amended from time to time, the "Offer"). In the Offer, the Purchaser will offer to purchase tendered Shares for not less than $30.50 per Share in cash (the "Offer Price").

         1.2 TENDER OF SHARES. Subject to the terms and conditions hereof, the Sellers shall, no later than ten business days after the commencement of the Offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), accept the Offer by tendering (in the manner specified in the Offer to Purchase) all Shares beneficially owned by each Seller and any additional Shares each Seller may acquire beneficial ownership of before the end of such ten business day period (collectively, the "Sellers' Shares"), together with one or more completed and executed Letters of Transmittal (as necessary to effect a valid tender) with respect to Sellers' Shares, to the depositary specified in the Offer. For purposes of this Agreement, such beneficial ownership shall be determined in accordance with Rule 13d-3 under the 1934 Act.

         1.3 NON-WITHDRAWAL. Subject to the terms and conditions hereof, the Sellers irrevocably agree not to withdraw or take any action to withdraw any of the Sellers' Shares tendered pursuant to the Offer, notwithstanding any withdrawal rights the Sellers may have under the terms of the Offer or otherwise, unless this Agreement is terminated in accordance with its terms, prior to the Purchaser accepting for payment and paying for the Sellers Shares pursuant to the Offer.

2.       Representations and Warranties.

         2.1 REPRESENTATION AND WARRANTIES OF THE SELLERS. Each Seller hereby represents and warrants to the Purchaser that:

             (a) Such Seller has all requisite power and authority to enter into and perform this Agreement;

             (b) This Agreement constitutes a valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject to bankruptcy, insolvency, and other laws of general application limiting the enforcement of creditors' rights generally and to general principles of equity; and

             (c) As of the date hereof, each Seller beneficially owns the Shares shown across from its name on Schedule 1 hereto.

         2.2 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER. The Purchaser hereby represents to the Sellers that:

             (a) The Purchaser has all requisite power and authority to enter into and perform this Agreement;

             (b) This Agreement constitutes a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to general principles of equity; and

             (c) The Purchaser is a Delaware corporation controlled by The Lawrence Weissberg Revocable Living Trust.

3. Termination.

         3.1 TERMINATION BY THE SELLERS. The Sellers may, without prejudice to any other rights, terminate their obligations under this Agreement by notice to the Purchaser if (i) the Purchaser has not accepted for payment and paid for the Sellers' Shares pursuant to the Offer by December 31, 2004, (ii) the Offer Price is reduced, (iii) the Purchaser terminates the Offer in accordance with the Offer to Purchase, (iv) the Offer expires without the Purchaser purchasing all of the Sellers' Shares or (v) there is an addition (through an amendment to an existing condition or the addition of a condition) of a material pre-condition to Purchaser's obligation to accept Shares for payment under the Offer at any time after the Offer has been commenced.

         3.2 TERMINATION BY THE PURCHASER. The Purchaser may, without prejudice to any other rights, terminate its obligations under this Agreement by notice to Seller if (i) there is a material breach of this Agreement by any Seller, (ii) the Purchaser terminates the Offer in accordance with the Offer to Purchase or
(iii) the Offer expires without the Purchaser purchasing the Sellers' Shares.

4. General.

         4.1 EXPENSES. The Purchaser and the Sellers shall pay their own legal, financial advisory and other costs and expenses incurred in connection with this Agreement and the Offer.

         4.2 ASSIGNMENT. This Agreement shall not be assignable by either party without the prior written consent of the other parties, which consent will not be unreasonably withheld.

         4.3 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement and understanding among the parties with respect to the subject matter hereof and supersedes all prior agreements, arrangements and understandings with respect thereto.

         4.4 NOTICES. All notices or other communications which are required or permitted hereunder shall be communicated and in writing to the addresses set out below or if sent by facsimile to:

         For the Purchaser:

         Dover Acquisition Corp.
         c/o Dover Investments Corporation
         100 Spear Street, Suite 520
         San Francisco, CA 94105
         Attn:  Frederick M. Weisberg
         Fax: (415) 777-0960

         With a copy to:

         Orrick, Herrington & Sutcliffe LLP
         The Orrick Building
         405 Howard Street
         San Francisco, CA 94105
         Attn: Richard V. Smith
         Fax: (415) 773-5759


         For Seller:

         Leeward Capital, L.P.
         1139 San Carlos Avenue, Suite 302
         San Carlos, CA 94070
         Attn: Eric P. Von der Porten
         Fax: (650) 592-2187

         With a copy to:

         Gray Cary Ware & Freidenrich LLP
         2000 University Avenue
         East Palo Alto, CA 94303
         Attn: Henry Lesser
         Fax: (650) 833-2001

         4.5 COUNTERPARTS; FACSIMILE OR ELECTRONIC TRANSMISSION. This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement. Executed counterparts of this Agreement may be delivered by facsimile transmission or other electronic means, and any counterpart so delivered shall constitute an original for all purposes and in all respects. Any person who delivers a counterpart by facsimile transmission or other electronic means shall deliver an original signature to the other party hereto for receipt by the second business day following the signature; provided, however, that the failure of such party to so deliver an original signature page shall not render this Agreement void or voidable.

         4.6 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws rules thereof.

         4.7 SPECIFIC PERFORMANCE. Each Seller acknowledges and agrees that in the event of any breach of Sections 1.2 and 1.3 of this Agreement by such Seller, the Purchaser would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the Sellers will waive, in any action for specific performance, the defense of adequacy of a remedy at law and the Purchaser shall be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance of Sections 1.2 or 1.3 of this Agreement, as the case may be, in any action instituted by it in a court of competent jurisdiction.

         IN WITNESS WHEREOF, the Sellers and the Purchaser have executed and delivered this Agreement as of the date first written above.


SELLER

LEEWARD CAPITAL, L.P.,                          DOVER ACQUISITION CORP.
a California limited partnership
                                                By: /s/ FREDERICK M. WEISSBERG
By:  LEEWARD INVESTMENTS, LLC,                      --------------------------
a California limited liability company,             Frederick M. Weissberg
its General Partner                                 President

By:  /s/ ERIC VON DER PORTEN
     ------------------------
     Eric Von der Porten
     Manager


LEEWARD INVESTMENTS, LLC,
a California limited liability company

By:  /s/ ERIC VON DER PORTEN
     ------------------------
     Eric Von der Porten
     Manager


     /s/ ERIC VON DER PORTEN
     ------------------------
     Eric Von der Porten

                                   SCHEDULE 1

                             SELLER SHARE OWNERSHIP


                          Shares of Class A Common   Shares of Class B Common
Name                      StockBeneficially Owned    Stock Beneficially Owned

Leeward Capital, L.P.     105,210                         750

Leeward Investments, LLC  105,210                         750

Eric Von der Porten       105,210                         750